Exhibit 1

                          KRUPP REALTY FUND, LTD. - III

                                                                    May 14, 1999

Dear Limited Partner:

         KRF3 Acquisition Company, L.L.C., a Delaware limited liability company (the "Purchaser"), has made an offer (the "KRF3 Offer") to purchase limited partnership units ("Units") of Krupp Realty Fund, Ltd.- III (the "Partnership") for $550 per Unit (less the aggregate amount of distributions, if any, made by the Partnership from and after May 14, 1999).

         The Krupp Corporation (the "Corporate General Partner") and The Krupp Company, each a General Partner of the Partnership, are affiliates of the Purchaser. Because of the conflict of interest between the General Partners and the Purchaser inherent in such affiliation, no recommendation is being made at this time by the Partnership, and the Partnership is remaining neutral, as to whether or not you should accept or reject the KRF3 Offer. The Corporate General Partner does believe, however, that Unitholders who desire to presently liquidate their interest in the Partnership for cash should tender their Units for the greatest purchase price available.

         Enclosed is a copy of the Partnership's Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the KRF3 Offer. You are advised to carefully read the Schedule 14D-9.

         Please do not hesitate to call our Investor Communication representatives at 1-800-255-7877 for assistance in any Partnership matter.

                                        Sincerely yours,


                                        Douglas S. Krupp
                                        The Krupp Corporation,
                                          a General Partner

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